# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

**William Blair & Company, L.L.C.**
**As of December 31, 2025**

**With Report of Independent Registered Public Accounting Firm**

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| SEC FILE NUMBER |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: William Blair & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 N. Riverside Plaza
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Trimberger | (312) 364-8703 | mtrimberger@williamblair.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

| One North Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Trimberger _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of William Blair & Company, LLC (consolidated) _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Mike Trimberger
Digitally signed by Mike Trimberger
Date: 2026.02.26 10:13:35 -06'00'

Title:

Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**William Blair & Company, L.L.C.**

## Contents



**Report of Independent Registered Public Accounting Firm**

To the Executive Committee and the Member of William Blair & Company, L.L.C.

***Opinion on the Financial Statement – Consolidated Statement of Financial Condition***

We have audited the accompanying consolidated statement of financial condition of William Blair & Company, L.L.C. and its subsidiaries (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the **"consolidated financial statement"**). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 26, 2026

We have served as the Company's auditor since 2017.

*PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606*
*T: (312) 298 2000, www.pwc.com/us*

# William Blair & Company, L.L.C.
## Consolidated Statement of Financial Condition
As of December 31, 2025

(in thousands)

**Assets**

| | | |
|---|---:|---:|
| Cash and cash equivalents | | $ 531,021 |
| Cash segregated under federal regulations and restricted cash | | 1,878 |
| | | |
| Collateralized agreements: | | |
| Securities borrowed | 7,507 | |
| | | 7,507 |
| Receivables: | | |
| Customers | 77,719 | |
| Brokers, dealers, and clearing organizations | 24,424 | |
| Affiliates | 34,164 | |
| Other receivables, net | 17,851 | |
| | | 154,158 |
| Deposits with clearing organizations | | 14,933 |
| Trading securities owned, at fair value | | 11,600 |
| Investments | | 3,507 |
| Fixed assets, at cost (net of accumulated depreciation and amortization of $21,846) | | 34,883 |
| Operating lease right-of-use assets | | 68,085 |
| Other assets | | 34,554 |
| **Total assets** | | **$ 862,126** |

**Liabilities and Member's capital**

| | | |
|---|---:|---:|
| Payable to Member | | $ 2,396 |
| Payables: | | |
| Affiliates | 678 | |
| Brokers, dealers, and clearing organizations | 1,859 | |
| Other payables | 38,675 | |
| | | 41,212 |
| Trading securities sold, not yet purchased at fair value | | 553 |
| Accrued compensation | | 239,827 |
| Accrued expenses and other liabilities | | 43,387 |
| Operating lease liabilities | | 86,807 |
| **Total liabilities** | | **$ 414,182** |
| | | |
| Accumulated other comprehensive income (loss) | | (10,237) |
| Member's capital | | 458,181 |
| **Total Member's capital** | | **$ 447,944** |
| | | |
| **Total liabilities and Member's capital** | | **$ 862,126** |

*See accompanying notes.*

# 1. Organization and Nature of Operations

The consolidated statement of financial condition include the accounts of William Blair & Company, L.L.C. (WBC), a Delaware Limited Liability Company and its wholly owned subsidiary, William Blair International, Limited (WBIL), and William Blair CEMD, LLC (CEMD) (collectively, the Company). WBC is a wholly owned subsidiary of WBC Holdings, L.P. (the Member). The Company is based in Chicago and has office locations in 21 cities. All intercompany balances and transactions between WBC and WBIL have been eliminated in the consolidated statement of financial condition.

WBC is a registered securities broker-dealer under the Securities Exchange Act of 1934, a registered investment advisor under the Investment Advisers Act of 1940, and a member of the Financial Industry Regulatory Authority (FINRA). WBC is a global boutique financial services firm with expertise in investment banking and private wealth management (PWM). In addition, WBC provides institutional sales and trading services, equity research, and related services to financial institutions, corporations, institutional investors, and securities dealers. WBC clears its retail brokerage business on a fully disclosed basis through National Financial Services LLC (NFS) and self clears its institutional sales and trading activities, which are conducted on a delivery versus payment basis. WBC is a market maker in listed securities.

WBIL is regulated by the UK Financial Conduct Authority (FCA) and is a United Kingdom limited company with branches in the Netherlands, Sweden, Germany, and Spain. It also has three subsidiaries, William Blair Investment Services (Zurich) GmbH, in Switzerland, which provides investment distribution, Wo Bai Business Consulting (Shanghai) Co. Ltd (Wo Bai), in China, which supports investment research activities, and William Blair International (Singapore) Pte. Ltd., in Singapore, which provides fund management services.

The principal activities of WBIL are comprised of institutional sales and trading, investment banking and investment management throughout the United Kingdom and countries that make up the European Economic Area. The institutional sales activity is focused on selling proprietary research generated by WBC. The investment banking activity is focused on mergers and acquisitions advisory services, and the investment management activity is focused on the management of investment portfolios for institutional clients.

# 2. Significant Accounting Policies

## 2.1 Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

## 2.2 Securities Transactions

Proprietary securities transactions, included in trading securities owned on the consolidated statement of financial condition, are recorded on trade date.

## 2. Significant Accounting Policies (continued)

### 2.2 Securities Transactions (continued)

Security transactions related to firm owned investments, included within investments on the consolidated statement of financial condition, consist primarily of holdings in William Blair SICAV products and are held strategically to support the firm's businesses and seed investment strategies.

Customers' securities transactions are recorded on a settlement date basis.

Receivables from brokers, dealers, and clearing organizations may include receivables arising from unsettled securities transactions, receivables from clearing organizations, and amounts receivable for securities not delivered to the purchaser by the settlement date ("securities failed to deliver"). Payables to brokers, dealers, and clearing organizations may include payables arising from unsettled securities transactions, payables to clearing organizations and amounts payable for securities not received from a seller by the settlement date ("securities failed to receive"). Unsettled securities transactions related to the Company's broker dealer operations are recorded at contract value on a net basis.

Because of daily settlement with the Company's counterparties, the amount of unsettled credit exposures is limited to the amount owed to the Company for a short period of time. The Company continually reviews the credit quality of its counterparties and has not historically incurred credit losses related to its receivables from brokers, dealers, and clearing organizations. As such, the Company determined that there was no allowance for credit losses to record on these receivables for the year ended December 31, 2025.

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible.

### 2.3 Collaborative Arrangements

The Company has a collaborative agreement with Business Development Asia LLC (BDA), an affiliated entity of the Member, to participate in joint operating activities, including investment banking engagements with third parties. In connection with this agreement, the Member made an initial investment in BDA of $3.0 million.

## 2. Significant Accounting Policies (continued)

### *2.4 Cash, Cash Equivalents, and Restricted Cash and Cash Segregated Under Federal Regulations*

The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. Money market mutual fund investments of $237.0 million are included in cash and cash equivalents and are valued at reported net asset value. In the normal course of business, the Company maintains balances in excess of Federal Deposit Insurance Corporation (FDIC) limits.

At December 31, 2025, cash of $1.4 million is segregated under federal regulations for the benefit of customers in accordance with SEC Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As part of the Company's lease arrangement for its European offices, the Company is required to maintain restricted cash accounts with financial institutions. As of December 31, 2025, the balance in the restricted cash account in this regard is $0.5 million.

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated statement of financial condition (in thousands):

| | |
|---|---:|
| Cash and cash equivalents | $ 531,021 |
| Restricted cash and cash segregated under federal regulation | 1,878 |
| **Total cash, cash equivalents and restricted cash** | **$ 532,899** |

### *2.5 Receivables*

Included in receivables from brokers, dealers, and clearing organizations is $17.7 million of underwriting receivables and $6.5 million of receivables from NFS.

Included in receivables from customers is $77.2 million of receivables for investment banking, asset management, and research fees. Also included is $1.7 million of receivables for institutional trades sold but not settled and related commissions, and customer securities failed to deliver. Finally, the Company determined there to be $1.1 million in allowance for current expected credit losses relating to open invoices on investment banking deals and deferred payments on fund placement deals.

At December 31, 2024, the Company had $56.5 million of receivables for investment banking, asset management, and research fees, along with $0.6 million in allowance for current expected credit losses relating to investment banking deals and deferred payments on fund placement deals.

### *2.6 Other Assets*

Other assets include prepaid expenses which includes market data.

## 2. Significant Accounting Policies (continued)

### 2.7 Fair Value Measurements

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities is the market price obtained from national securities exchanges or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price for securities owned and the latest ask price for securities sold not yet purchased.

Fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

Investments primarily include equities that use valuation methods described above and other funds that are valued at the underlying funds' reported net asset value on the date of valuation. Investments may also include securities for which a market price is not available, or the value of which is affected by a significant valuation event. Fair value for these investments is determined in good faith by management.

ASC Topic 820-10, Fair Value Measurement, establishes a fair value hierarchy that prioritizes observable inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds, mutual funds, and exchange-traded equity securities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include non-exchange-traded equities, U.S. government and government agency securities, most corporate obligations, securities borrowed, and securities purchased under agreement to resell.

Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability. The types of assets and liabilities that are categorized by the Company as Level 3 would generally include certain restricted securities, securities with inactive markets, and forgivable loans.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

## 2. Significant Accounting Policies (continued)

### 2.8 Collateralized Securities Transactions

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings and are recorded at the amount of the contract plus accrued interest, which approximates fair value. The Company's policy is to obtain possession of the reverse repurchase agreements collateral and to monitor the value daily. At December 31, 2025, the Company held no reverse repurchase agreements. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for reverse repurchase agreements. The Company has established policies and procedures for mitigating credit risk on reverse repurchase agreement transactions including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Securities borrowed, collateralized by cash, are treated as collateralized financing transactions, and are recorded at the amount of cash collateral advanced. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company monitors the market value of securities borrowed on a daily basis, with collateral refunded or collected as necessary. Counterparties are principally other brokers and dealers and financial institutions. As of December 31, 2025, the Company has received securities with a market value of $7.3 million related to the $7.5 million of securities borrowed transactions. The Company has the right to sell or re-pledge securities it receives under its securities borrowed transactions.

### 2.9 Fixed Assets

Fixed assets consist of furniture and fixtures, equipment and network, software, and leasehold improvements. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the useful life. Software purchased, office furnishings and equipment are amortized on a straight-line basis.

- Leasehold improvements – shorter of lease term or useful life
- Furniture and fixtures – 7 years
- Equipment and network – 5 years
- Software – 3 years

### 2.10 Foreign Currency

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars at the end of each month using applicable exchange rates. Transactions in individual foreign operations, denominated in currencies other than their respective functional currencies, are translated into their functional currencies at the rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are subsequently translated into their respective functional currencies at the exchange rates prevailing at the balance sheet date.

## 2. Significant Accounting Policies (continued)

### 2.10 Foreign Currency (continued)

Assets and liabilities are translated at the exchange rate at the consolidated statement of financial condition date.

Exchange differences arising on retranslation of assets and liabilities are recognized on a cumulative basis directly in a separate component of equity classified as cumulative translation adjustment which is a component of accumulated other comprehensive income/(loss).

### 2.11 Risks and Uncertainties

Credit risk represents the potential financial loss that the Company would incur if a counterparty failed to meet its contractual obligation. The Company is engaged in various trading and brokerage activities with broker-dealers, banks, and other financial institutions. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a short period of time. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

Market risk is the risk that changes in the value and level of volatility of market prices, which include but are not limited to, interest rates, exchange rates and equity prices, will have an adverse effect on income or capital resources of the Company. The Company's trading, investment, and financing activities are subject to market risk.

The current volatility in the global macroeconomic environment has impacted global business activities and financial markets. Given the significant global market, employment, and economic impacts of these and other events and their duration, the Company cannot reliably predict their impact on the financial condition of the Company.

Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Foreign currency risk is the risk arising from the exposure to changes in foreign exchange rates. The Company is exposed to the risk that currency movements can affect the value of the assets or liabilities.

### 2.12 Accrued Compensation

Included in accrued compensation on the consolidated statement of financial condition are amounts related to discretionary and non-discretionary liabilities as estimated by the Company. The discretionary portion forms much of the balance and is paid out in the subsequent year.

## 3. Income Taxes

The Company and the Member are pass-through entities for U.S. federal and state income tax purposes.

The Company is subject to taxes in various jurisdictions; however, these taxes are on the entity and are not otherwise creditable at the partner level.

WBIL is subject to UK, German, Chinese, Dutch, Singapore, Swedish, Swiss, and Spanish income taxes. Foreign income taxes paid are allocated to the partners of the Member and are available as foreign tax credits.

Management has analyzed the Company's uncertain tax positions with respect to all applicable income tax issues for all open tax years and concluded that no provision for uncertain tax positions is needed.

The Company believes that it is subject to U.S. federal and state income tax examination for the years 2022 through 2025 and any UK, German, Chinese, Swedish, Dutch, Singaporean, Swiss, and Spanish tax examinations for the years 2022 through 2025.

## 4. Deposits with Clearing Organizations

At December 31, 2025, cash of $14.9 million was deposited as collateral to secure deposit requirements at various clearing corporations.

## 5. Fair Value of Financial Instruments

The Company uses the fair value hierarchy for determining and disclosing the fair value of financial instruments by valuation technique (as described in Note 2.7). The hierarchy distinguishes the significance of the inputs used in determining the fair value measurements of the various instruments.

The following table represents the fair value of financial instruments shown by level as of December 31, 2025 (in thousands):

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash equivalents | $ 237,000 | | | $ 237,000 |
| ***Trading securities owned:*** | | | | |
| Equity securities | 10,573 | | | 10,573 |
| Corporate debt | | 959 | 68 | 1,027 |
| William Blair SICAV products | 306 | | | 306 |
| Other equity securities | | | 3,201 | 3,201 |
| **Total assets** | $ 247,879 | $ 959 | $ 3,269 | $ 252,107 |
| | | | | |
| **Liabilities** | | | | |
| ***Trading securities sold, not yet purchased:*** | | | | |
| Equity securities | $ 68 | | | $ 68 |
| Corporate debt | | 485 | | 485 |
| **Total liabilities** | $ 68 | $ 485 | | $ 553 |

## 5. Fair Value of Financial Instruments (continued)

Financial instruments, such as securities purchased under agreements to resell and securities borrowed, are repriced frequently or bear market interest rates and, accordingly, are carried at contractual amounts approximating fair value.

## 6. Other Receivables, Net

Other receivables, net include mutual fund 12b-1 and sub-transfer agent fees and reimbursable expenses, net of the allowance for credit losses.

Other receivables, net include the following (in thousands):

| | |
|---|---:|
| Reimbursable expenses | $ 12,842 |
| Allowance for credit losses | (3,195) |
| Fees receivable | 2,021 |
| Other | 6,183 |
| **Total** | **$ 17,851** |

## 7. Fixed Assets

The following is a summary of fixed assets as of December 31, 2025 (in thousands):

| | |
|---|---:|
| Furniture and equipment | $ 14,761 |
| Leasehold improvements | 35,607 |
| Software | 6,361 |
| | **56,729** |
| Less accumulated depreciation and amortization | (21,846) |
| | **$ 34,883** |

## 8. Secured Financing Agreements

Substantially all the Company's reverse repurchase agreements and securities borrowing activity are transacted under master agreements that may allow for offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, the Company does not transact in repurchase agreements or securities lending and therefore has no amounts with a potential right of offset in the event of default. There were no open derivative contracts as of December 31, 2025.

| Description (in thousands) | Gross Amounts of Recognized Assets | Gross Assets Offset in the Consolidated Statement of Financial Condition | Net Amounts of Assets Presented in the Consolidated Statement of Financial Condition | Gross Amounts Not Offset in the Consolidated Statement of Financial Condition | | Net Amount |
|---|---|---|---|---|---|---|
| | | | | Securities Collateral | Cash Collateral Received / (Sent) | |
| Securities borrowed | $ 7,507 | $ - | $ 7,507 | $ (7,303) | $ - | $ 204 |

*The securities collateral offset in the table above is limited to the contract value of the secured financing agreements.*

## 8. Secured Financing Agreements (continued)

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible.

## 9. Commitments and Contingent Liabilities

The contract amounts of open contractual commitments of fixed income securities reflect the Company's extent of involvement in a delayed delivery and do not represent the risk of loss due to counterparty nonperformance. Settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial position.

In the normal course of business, the Company enters contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

In the normal course of business, the Company enters underwriting commitments. However, there were no transactions relating to such underwriting commitments that were open at December 31, 2025.

The Company is a party to lawsuits, regulatory inquires and proceedings incidental to its securities, investment, and underwriting businesses. In the opinion of management, after consultation with outside legal counsel, there is a remote chance that the ultimate resolution of such litigation will have a material adverse effect on the Company's consolidated financial position. The Company recognizes liabilities for such contingencies when management determines that a loss is probable and reasonably estimated.

### 9.1 Leases

The Company's non-cancellable lease agreements covering office space and certain office equipment require annual lease payments through the year 2037. For the year ended December 31, 2025, the Company made $12.8 million in lease payments.

Aggregate minimum lease commitments on an undiscounted basis for the Company's operating leases (including short-term leases) as of December 31, 2025, are as follows (in thousands):

| Year | Lease Payments |
|------|---------------:|
| 2026 | $ 12,184 |
| 2027 | 10,879 |
| 2028 | 10,757 |
| 2029 | 10,789 |
| 2030 | 9,958 |
| Thereafter | 57,636 |
| **Total minimum lease payments** | **$ 112,203** |
| Less: interest | (25,396) |
| **Present value of lease liabilities** | **$ 86,807** |

## 9. Commitments and Contingent Liabilities (continued)

### 9.1 Leases (continued)

The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the consolidated statement of financial condition. All other operating leases are recorded on the consolidated statement of financial condition with operating lease right-of-use (ROU) assets representing the right to use the underlying asset for the lease term and lease liabilities representing the obligation to make lease payments arising from the lease.

Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The operating lease ROU assets represent the operating lease liability, plus any lease payments made at or before the commencement date, less any lease incentives received.

The weighted average remaining lease term was 11.45 years at December 31, 2025.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. The Company applied the portfolio approach in determining the discount rates for its leases. The weighted-average discount rate was 5.0% at December 31, 2025.

### 9.2 Guarantees

Pursuant to the Company's clearing agreement with NFS, the Company indemnifies NFS against certain claims, damages, losses, judgments, costs, and expenses. The Company does not expect losses under this indemnification to be material to the Company's financial condition.

The Company applies the provisions of the FASB ASC Topic 460, Guarantees, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearing houses. These guarantees are generally required under the standard membership and licensing agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouses often require members to post collateral (see Note 4).

The Company's liability under such guarantees is not quantifiable and could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recorded.

## 10. Short-Term Borrowings

The Company can utilize intra-day or overnight collateralized financing available from Bank of New York to facilitate certain underwriting and advisory transactions. As of December 31, 2025, there were no short-term borrowings outstanding.

## 11. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations, and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Contractual commitments provide for the delayed delivery of securities with the seller agreeing to make delivery at a specified future date and price or yield. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in market value. Trading securities sold, not yet purchased consist primarily of equity and U.S. government securities and are valued at fair value. Trading securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices, which may differ from the fair values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

## 12. Variable Interest Entities

The Company is required to consolidate all Variable Interest Entities (VIE) for which it is considered the primary beneficiary. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company has not consolidated any VIEs and substantially all assets related to such entities are included in firm owned investments on the consolidated statement of financial condition. Furthermore, the Company has not provided financial or other support to these VIEs that it was not previously contractually required to provide as of December 31, 2025.

Firm owned investments consist of holdings in William Blair SICAV products, held by WBIL. This is valued at the underlying fund's reported net asset value (NAV) on the date of valuation. At the balance sheet date, the NAV was $0.3 million. The William Blair SICAV is subject to equity price risk. The assets in the SICAV are marketable equity positions and these are monitored by Company personnel.

## 13. Related Party Transactions

Included in investments is $0.3 million of investments in the William Blair SICAV products with an unrealized loss of $46 thousand. The affiliated funds are also an investment option available in the 401(K) plans offered to employees.

In connection with the Shared Services Agreement, effective July 1, 2015, and amended as of January 1, 2017 (effective January 1, 2017), the Company allocates certain costs to WBIM and it charges advisor solutions distribution activities to WBIM.

Furthermore, in exchange for broker dealer services rendered in connection with the distribution of the William Blair SICAV products, WBIM compensates the Company for an amount equal to amounts incurred by the Company in connection with retrocession or rebate payments to outside distributors of the William Blair SICAV products. Included in other receivables, net is $0.3 million related to the retrocession reimbursement.

## 13. Related Party Transactions (continued)

The Company has agreed to facilitate payments for direct expenses incurred by WBIM in connection with its investment management business. These direct costs are paid by the Company on behalf of WBIM and are settled against intercompany balances between the Company and WBIM.

In connection with the Shared Services Agreement, effective May 2018, WBIM provides Wo Bai with personnel. Personnel reside in Shanghai and, among other things, conduct research on companies located in Asia-Pacific region for the sole and exclusive use of WBIM and its affiliates. There is no balance between WBIM and Wo Bai.

In connection with the Revenue Sharing Agreement, effective January 1, 2023, WBC shares revenue with William Blair B.V. (WBBV) on investment banking advisory deals based on a revenue allocation methodology of headcount and functional weighting. The balance between WBC and WBBV is a payable of $0.5 million.

In connection with the Revenue Sharing Agreement, effective January 1, 2023, WBIL shares revenue with WBBV on investment banking advisory deals based on a revenue allocation methodology of headcount and functional weighting. The balance between WBIL and WBBV is a receivable of $0.4 million.

Transactions between the Company and WBIL are eliminated on consolidation.

The balance between the Company and WBIM is a receivable of $30.6 million and the intra-group balance between the Company and the Member is a payable of $2.4 million.

Periodically during the year, the Company makes distributions of net income to the Member.

All intercompany balances are settled at least twice a year or as otherwise agreed by the parties and are not interest-bearing, apart from the below.

An agreement is in place between the Company and the Member whereby the Member may lend cash to the Company for use in day-to-day operations. This loan agreement has on demand features and incurs interest based on 30-day LIBOR. There were no loans during the year and there are no amounts outstanding as of December 31, 2025.

The Company has established the Merchant Banking Program (the "Program") in order to provide a select group of PWM clients (the "Participants") with access to certain investment opportunities generated through the Company's proprietary, global relationship network. The Company may assist with management and administrative services of the Program. To the extent expenses are paid on behalf of William Blair MB Investments GP, L.L.C. (the "General Partner"), a Delaware limited liability company and subsidiary of the Member, the Company will seek reimbursement. Additionally, the General Partner may assign to the Company the right to receive fees payable to the General Partner by the Participants. At December 31, 2025, the General Partner owed the Company $2.2 million.

## 13. Related Party Transactions (continued)

SYSTM Wealth Solutions, L.L.C. ("SYSTM") is a Delaware limited liability company and a consolidated subsidiary of the Member. To the extent expenses were paid on behalf of SYSTM, the Company will seek reimbursement. At December 31, 2025, SYSTM owed the Company $1.0 million.

## 14. Net Capital Requirements

The Company is subject to the net capital rules of the SEC and FINRA. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items, as defined. At December 31, 2025, the Company had net capital of $413.2 million and required net capital of $1.0 million.

The assets of $200.1 million and the capital of $73.7 million of WBIL are included in the consolidated computation of the Company's net capital because the assets of WBIL are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1, which resulted in an increase in net capital of $13.1 million.

## 15. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income and excess net capital, which is not a measure of profit and loss, in order to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Excess net capital is measured in accordance with SEC rule 15c3-1.

The following table presents geographic information relating to assets at December 31, 2025 (in thousands):

| | |
|---|---|
| **United States of America** | |
| Assets | $ 749,545 |
| | |
| **All Other Countries** | |
| Assets | $ 112,581 |

## 16. Subsequent Events

The Company evaluated subsequent events through the date on which the consolidated statement of financial position was available to be issued.

As of February 26, 2026, the date in which subsequent events were evaluated through, one capital distribution totaling $110 million was made by the Company to the Member.